September 20, 2005


     Mail Stop 4561
Mr. K.V. Kamath
Managing Director and Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 40051, India

      Re:	ICICI Bank Limited
		Form 20-F for the period ended March 31, 2004
		File No. 1-15002

Dear Mr. Kamath:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements
Notes to the Consolidated Financial Statements
Note 1- Significant Accounting Policies
Allowance for Loan Losses, page F-13
1. We note your supplemental response to comment 1 of our letter
dated August 26, 2005.   Please provide us with the following
information:

* tell us the historical loss rates you used to determine the allowance for loan losses for each category of non-impaired loans as of March 31, 2004. In addition, tell us the source of these rates;
and




* separately quantify impaired loans based on the number of quarters that these loans have been delinquent as of March 31, 2004.

Note 8 - Investments in Affiliates, page F-25
2. We note your supplemental response to comment 2 of our letter dated August 26, 2005. For ICICI Prudential Life Insurance
Limited,
please tell us how the minority shareholders` participative rights limit the venture`s use of internally generated cash flows.

Note 16 - Goodwill and Intangible Assets, Net, page F-33
3. We note your supplemental response to comment 3 of our letter dated August 26, 2005. Please provide us with a comprehensive analysis that explains how you determined the fair value of the commercial banking segment as of March 31, 2003 and 2004. For example, tell us the specific assumptions that you used to determine the future earnings potential of this segment and provide us with a table of the projected cash flows you evaluated.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3490 if you have questions.


      Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant









cc:	Via U.S. Mail and Facsimile 011-91-22-2653-1175
	Rakesh Jha, General Manager
	ICICI Bank Limited
	ICICI Bank Towers
	Bandra-Kurla Complex
	Mumbai 40051, India

      Via U.S Mail and Facsimile 011-33-1-56-59-36-90
	Margaret E. Tahyar, Esq.
	Davis Polk & Wardwell
	15, avenue Matignon
	75008 Paris, France



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K.V. Kamath
ICICI Bank Limited
September 20, 2005
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